Exhibit 23

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Victory Acquisition Corp. (a development stage company) on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, of our report dated January 31, 2007, which includes an explanatory paragraph as to a substantial doubt about the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Victory Acquisition Corp. as of January 19, 2007 and for the period from January 12, 2007 (inception) to January 19, 2007, which report appears in the Prospectus, which is part of the Registration Statement on Form S-1, File No. 333-140359 and to the reference therein to our Firm under the heading “Experts.”

/s/ Marcum & Kliegman LLP

Marcum & Kliegman LLP

Melville, New York

April 24, 2007